

September 27, 2023

Stefan Muehlbauer
Chief Financial Officer
Sustainable Projects Group Inc.
2316 Pine Ridge Road 383
Naples, Florida 34109

> **Re: Sustainable Projects Group Inc.**
> **Form 10-K for the Year Ended December 31, 2022**
> **Form 10-Q for the Quarter Ended June 30, 2023**
> **Response dated August 17, 2023**
> **File No. 000-54875**

Dear Stefan Muehlbauer:

We have reviewed your August 17, 2023 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 3, 2023 letter.

Form 10-K for the Year Ended December 31, 2022

Report of Independent Registered Public Accounting Firm, page F-2

1. We note that the Public Company Accounting Oversight Board ("PCAOB") revoked the registration of K.R. Margetson Ltd. on September 12, 2023. You can find a copy of the order on the PCAOB's website at https://assets.pcaobus.org/pcaob-dev/docs/default-source/enforcement/decisions/documents/105-2023-023-krmargetson.pdf?sfvrsn=42692443_4. As K.R. Margetson Ltd. is no longer registered with the PCAOB, you may not include their audit reports or consents in your filings with the Commission on or after the date of revocation. Given that K.R. Margetson is not currently registered with the PCAOB, you should have a firm that is currently registered with the PCAOB re-audit the year(s) that are required to be included in your filings with

the Commission. Additionally, please file an Item 4.01 Form 8-K to include all of the information required by that Item within four days of the date of this letter. In providing the information that Item 304 of Regulation S-K requires, please also indicate that the PCAOB has revoked the registration of your prior auditor.

Note 1. Organization and Nature Operations, page F-8

2. In your response to comment 2 you state you believe the transaction was a reverse capitalization, equivalent to the issuance of stock by the private company accompanied by a recapitalization which results in accounting similar to that resulting from a reverse acquisition, but with no goodwill or similar intangible asset being recorded. Given the guidance in ASC 805-40-45 addresses reverse acquisitions, based on the prior statement it appears this guidance would be applicable. Further, it appears you have combined all financial statement information for Sustainable Projects Group Inc. and Lithium Harvest, rather than presenting the financial statements for the accounting acquirer and continuing entity, Lithium Harvest. In this regard, and based on ASC 805-40-45, we note the following:

   - It appears the historical income statements have been presented on a combined basis rather than for only Lithium Harvest.

   - It appears you have not adjusted retained earnings and equity balances in accordance with ASC 805-40-45-2(c) and (d) but rather combined the equity balances for each entity in your consolidated balance sheets and your consolidated statements of stockholders' equity.

   Please address these points in a detailed response and provide your proposed revised financial statements and related disclosures. To the extent necessary, please provide the underlying calculations that support your proposed revisions. If you do not believe revisions are necessary based on the guidance noted, please explain and provide the authoritative US GAAP guidance that supports your disclosure and presentation.

3. You have accounted for the Exchange Transaction as a reverse merger recapitalization and determined Sustainable Projects Group was not a business at the time of the transaction. However, we note you have included goodwill and intangibles related to YER Brands in the financial statements and that you reflect the Exchange Transaction as a reverse merger recapitalization rather than a reverse acquisition. Please clearly explain how you determined Sustainable Projects Group was not a business under ASC 805-10-55-4 and how your conclusion is consistent with your view that that goodwill and intangible assets related to YER were not impaired due to its future revenue generating capabilities.

Index to Consolidated Financial Statements
Note 9. Intangible Assets, page F-19

4.   We note your response to comment 3 related to your intangible and goodwill balances. Please address the following:

- Despite any future plans to find a suitable contract or possible licensing of the brand, please address how you considered the fact that you have not recorded revenue related to Soy-yer Dough since 2021 when performing your impairment analysis of both goodwill and intangible assets.

- Clarify if you have had any recent offers to license the brand and provide the salient details of the contract. To the extent you do not have evidence supporting a contract with another party and given the halted sales since 2021, please further clarify why you believe goodwill and the intangible assets should not be impaired based on the requirements of ASC 350-20-35 and ASC 350-30-35, respectively.

- In regards to goodwill, specifically address how you considered ASC 350-20-35-3C(d) which requires consideration of the overall financial performance of the product when assessing goodwill for impairment, including declining cash flows or decline in actual or planned revenue or earnings compared with actual and projected results of the relevant period. In addition, given the recapitalization transaction which resulted in a change in control and an overall change in the focus of your business, tell us how you considered ASC 250-20-35-3C(e), which requires consideration of a change in management, key personnel, strategy or customers when assessing goodwill for impairment.

- In regards to your intangible assets, please tell us the specific assumptions used in developing your estimates of future cash flows based on the requirements of ASC 360-10-35-29 through 35-35. We note your response that you plan to find a suitable partner to manufacture the products or license the products. However, to the extent you do not have any recent offers or have not yet entered into a contract and based on the fact there has been no revenue generated from the product since 2021 and the changes to your business as a result of the Exchange agreement with Lithium Harvest, please specifically identify the authoritative accounting literature that supports the fact no impairment is necessary.

Form 10-Q for the Quarter Ended June 30, 2023

Consolidated Interim Statements of Stockholders' Equity, page F-4

5.   We note you included 1,252,100 shares as "Shares to be Issued" and identify these shares as "Shares subscribed" in the balance sheet at June 30, 2023. Please explain what these shares represent and why you believe inclusion in your equity balance at June 30, 2023 is

appropriate.

You may contact Myra Moosariparambil at (202) 551-3796 or Craig Arakawa at (202) 551-3650 with any questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation